1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 13, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 497

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 497 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares MSCI China Index Fund (the “Fund”). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI China Index (the “Underlying Index”). The Underlying Index is a free-float adjusted market capitalization weighted index designed to measure the performance of equity securities in the top 85% by market capitalization of the Chinese equity securities markets, as represented by the H-Share (i.e., securities of companies incorporated in the People’s Republic of China that are denominated in Hong Kong dollars and listed on the Hong Kong Exchange) and B-Share (i.e., securities of companies incorporated in the People’s Republic of China and listed for foreign investment on the stock exchanges in the People’s Republic of China) markets. The Underlying Index also includes certain Hong Kong listed securities known as Red Chips (issued by

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

companies controlled by entities owned by the national government or local governments in the People’s Republic of China) and P-Chips (issued by companies controlled by individuals in the People’s Republic of China and deriving substantial revenues or allocating substantial assets in the People’s Republic of China). As of December 20, 2010, the Underlying Index had 140 constituents, approximately 55% of which were H-Shares, 24% were Red Chips, 20% were P-Chips and 1% were B-Shares.

(2) Brokerage Transactions

The Fund has updated the disclosure relating to brokerage arrangements in connection with creation and redemption transactions under the heading “Brokerage Transactions” in its Statement of Additional Information (“SAI”).

(3) Creations and Redemptions

The Fund has updated the disclosure of costs associated with creation and redemption transactions under the heading “Shareholder Information” in its prospectus and under the heading “Creation and Redemption of Creation Units” in its SAI.

(4) Other Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to sub-advisers and delegation of advisory services has been added. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 373 filed pursuant to Rule 485(a)(2) on January 29, 2010.

(5) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 373, filed pursuant to Rule 485(a) on January 29, 2010, relating to the iShares MSCI Brazil Small Cap Index Fund.

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Portfolio Holdings Information,” “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory,

Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

*  *  *  *  *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Andrew Josef, Esq.
Joel Whipple
Benjamin J. Haskin, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).